Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road Hamilton, HM 11Bermuda
Mailing Address:
Suite 1790
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda
Telephone: (441) 278-9000
Facsimile: (441) 278-9090
Website: www.validusre.bm
RISKMETRICS REAFFIRMS SUPPORT FOR VALIDUS’ POSITION
Continues to Recommend that IPC Shareholders Vote
AGAINST the Max Amalgamation
Validus’ Offer Provides a 12.5% Premium to IPC’s Current Market Price and
Includes $3.75 Cash Per IPC share
Validus Clarifies IPC’s Statement on Timing of Closing
Hamilton, Bermuda – June 9, 2009 – Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today announced that RiskMetrics Group, the leading independent proxy voting and corporate governance advisory firm, has reaffirmed its previous recommendation that shareholders of IPC Holdings, Ltd. (“IPC”) (NASDAQ: IPCR) vote AGAINST all of the proposals related to the amalgamation agreement between IPC and Max Capital Group Ltd. (“Max”). RiskMetrics reviewed its prior recommendation in light of recent changes to the proposed Max amalgamation and Validus’ further increased offer for IPC, which was announced yesterday. RiskMetrics analyses and voting recommendations are relied on and followed by numerous institutional shareholders, mutual funds and fiduciaries.
Ed Noonan, Validus’ Chairman and Chief Executive Officer, said, “Two rigorous reviews by RiskMetrics have both concluded that IPC shareholders should reject the proposed Max amalgamation. We urge IPC shareholders to follow RiskMetrics’ recommendation and preserve their right to receive greater value for their shares by voting AGAINST the Max transaction at IPC’s June 12th shareholders meeting.”
Under Validus’ further increased offer, IPC shareholders will receive $3.75 in cash and 1.1234 Validus voting common shares for each IPC common share for a total consideration of $30.36 per IPC share based on Validus’ closing price today. This is a 12.5% premium to today’s IPC closing price. Validus’ superior offer contrasts with the proposed Max amalgamation, in which IPC shareholders would receive less cash, which is being paid solely through dividends. These dividends are essentially just returning IPC shareholders their own money and Validus believes, like most special dividends, will not result in a meaningful increase in IPC’s aggregate shareholder value.
Mr. Noonan continued: “If IPC shareholders reject the Max transaction, we hope that IPC’s Board will do the right thing and support our increased offer, which provides greater value and can be completed on a timely basis for the benefit of IPC shareholders. We believe IPC’s Board should be focused on maximizing value for its shareholders, rather than continuing to try to create confusion about Validus’ superior offer.”

Validus notes that IPC has recently asserted that a Validus transaction cannot be completed until mid-August even on a friendly basis. This is wrong. In a friendly transaction, IPC shareholders would be able to receive the consideration available under Validus’ Exchange Offer by the end of June, assuming the conditions of the Exchange Offer are satisfied.
Vote AGAINST Proposed Max Amalgamation
IPC’s annual general meeting is only 3 days away. Validus urges IPC shareholders to follow RiskMetrics’ recommendation and to preserve their right to receive Validus’ superior offer by voting AGAINST the proposed Max amalgamation. Validus urges IPC shareholders to vote on the GOLD proxy card TODAY. Shareholders who have previously voted on IPC’s white proxy card are urged to revoke or change that vote by contacting Georgeson Inc. toll-free at (888) 274-5119 (banks and brokers should call (212) 440-9800), or email validusIPC@georgeson.com.
For the latest copies of the transaction documents, proxy materials and an investor presentation detailing the benefits of Validus’ superior offer, please visit www.ValidusTransaction.com.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
Media:
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
OR
Roddy Watt/Tony Friend
College Hill
+44 (0)20 7457 2020
Cautionary Note Regarding Forward-Looking Statements
This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, those set forth in the proxy statements and registration statement that Validus has filed with the Securities and Exchange Commission (“SEC”) relating to its proposed acquisition of IPC, and should be read in conjunction with the cautionary statements and risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the SEC. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Acquisition and Where to Find It:
This press release relates to the Exchange Offer by Validus to exchange each issued and outstanding common share of IPC for 1.1234 voting common shares of Validus and $3.75 in cash. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the press release of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that Validus has filed or may file with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.
This press release is not a substitute for the proxy statements that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed acquisition. Validus has sent a definitive proxy statement to IPC shareholders seeking proxies to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and Max (the “Opposition Proxy Statement”). Validus has also sent a definitive proxy statement to its shareholders seeking proxies to approve the issuance of Validus voting common shares in connection with the proposed transaction between IPC and Validus (the “Validus Share Issuance Proxy Statement”). In addition, Validus has filed preliminary proxy statements with the SEC in connection with the Scheme of Arrangement (the “Scheme of Arrangement Proxy Statements”).
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS, THE OPPOSITION PROXY STATEMENT, THE VALIDUS SHARE ISSUANCE PROXY STATEMENT, THE SCHEME OF ARRANGEMENT PROXY STATEMENTS AND ANY OTHER PROXY STATEMENTS OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and certain of its executive officers are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus’ executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.
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